

Johnson Matthey


10016469

October 8, 2010

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70091410000086154109
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

SUPPL

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1. **Notification of Transactions of Directors/Persons** — **06 Aug 2010**
2. **Notification of Major Interests in Shares** — **15 Aug 2010**
3. **Notification of Transactions of Directors/Persons** — **17 Aug 2010**
4. **Office of Fair Trading – Merger Announcement** — **20 Aug 2010**
5. **Notification of Transactions of Directors/Persons** — **22 Aug 2010**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary


OCT 18 2010
211

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
OCT 18 2010
211
SECTION

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   G P Otterman
   L C Pentz
   J F Walker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

   Dividend reinvestment by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	8
L C Pentz	117
G P Otterman	202
J F Walker	71

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account

when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

    N/A

13. Price per share or value of transaction:

    £17.48

14. Date and place of transaction:

    3 August 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken intc account when calculating percentage):

    N A P Carson 174,206 ordinary shares of £1 each
    L C Pentz 25,196 ordinary shares of £1 each

16. Date issuer informed of transaction:

    6 September 2010

17. Date of grant:

    N/A

18. Period during which or date on which it can be exercised:

    N/A

19. Total amount paid (if any) for grant of the option:

    N/A

20. Description of shares or debentures involved (class and number):

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

    N/A

22. Total number of shares or debentures over which options held following notification:

    N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
6 September 2010

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2 Reason for the notification:

An acquisition or disposal of voting rights.

3 Full name of person(s) subject to the notification obligation:


SEC MAIL
RECEIVED
OCT 18 2010
211
SECTION

Prudential plc

4 Full name of shareholder(s) (if different from 3.):

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

14 September 2010

6 Date on which issuer notified:

15 September 2010

7 Threshold(s) that is/are crossed or reached:

5%

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

GB0004764071

Situation previous to the triggering transaction:

Number of shares: 10,745,359

Number of voting rights: 10,745,359

Resulting situation after the triggering transaction:

Number of shares (direct): below 5%

Number of voting rights (direct): below 5%

Number of voting rights (indirect): below 5%

% of voting rights (direct): below 5%

% of voting rights (indirect): below 5%

Total voting rights: below 5%

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

PROXY VOTING:

10 Name of the proxy holder:

N/A

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information

Prudential plc no longer has a notifiable interest

14 Contact Name:

Angela Purtill, Deputy Company Secretary, Johnson Matthey plc

Contact Telephone Number:
020 7269 8461

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R



3. Name of person discharging managerial responsibilities/director:

   L C Pentz

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   Notification relates to the director named in 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   Notification is in respect of holdings of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   L C Pentz

8. State the nature of the transaction:

   Exercise of executive share options and subsequent disposal of shares. Details are as follows:

Ordinary Shares under option	*Date of Grant*	*Exercise Price (£)*	*Number Disposed*	*Sale Price (£)*
12,952	18/07/2001	10.83	12,952	17.635

9. Number of shares, debentures or financial instruments relating to shares acquired:

   See 8 above

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

    See 8 above

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

13. Price per share or value of transaction:

    See 8 above

14. Date and place of transaction:

    16 September 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

    L C Pentz – 101,530 ordinary shares of £1 each

16. Date issuer informed of transaction:

    17 September 2010

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill
Deputy Company Secretary

Date of Notification
17 September 2010

RNS Number : 9881S
Office of Fair Trading
20 September 2010

Invitation to comment

Anticipated acquisition by Dorf Ketal Chemicals AG of the titanate and zirconate business of Johnson Matthey plc

The Office of Fair Trading is considering whether arrangements are in progress or in contemplation which, if carried into effect, will result in the creation of a relevant merger situation under the merger provisions of the Enterprise Act 2002. Should it be found to be a relevant merger situation, the OFT will further consider whether the creation of that situation may be expected to result in a substantial lessening of competition within any market or markets in the United Kingdom for goods or services that warrants reference to the Competition Commission for investigation and report.

Affected sector: titanate & zirconate

Please send written representations about any competition or public interest issues to:

Emma Verghese
Office of Fair Trading
Fleetbank House
2-6 Salisbury Square
London EC4Y 8JX
Email: emma.verghese@oft.gsi.gov.uk
Fax: 020 7211 8916

to arrive by 1 October 2010.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R


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RECEIVED
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PROCESSING
SH., D.C.
211
SECTION

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   S Farrant
   N P H Garner
   R J MacLeod
   G P Otterman
   L C Pentz
   W F Sandford
   I F Stephenson
   J F Walker
   N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	21
S Farrant	21
N P H Garner	21
R J MacLeod	21
G P Otterman	21
L C Pentz	21
W F Sandford	21
I F Stephenson	21
J F Walker	21
N Whitley	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£17.72455

14. Date and place of transaction:

15 September 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	174,227
R J MacLeod	3,021
L C Pentz	25,217
W F Sandford	4,974

16. Date issuer informed of transaction:

22 September 2010

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8400

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
22 September 2010